Filed by Terra Industries Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Terra Industries Inc.
Commission File No.: 001-08520
Terra Industries Inc. (the “Company”) used the following presentation during Merrill Lynch Midwest Roadshow held on August 5 and 6, 2009, and posted it on the Company’s website (www.terraindustries.com):
Supplying3Industry Cleaning3the3Air Feeding3the3World Terra3Industries3Inc. Building3Shareholder3Value Merrill3Lynch3Midwest3Roadshow August353and36,32009

Forward3Looking3Statements3 Certain3statements3in3this3presentation3may3constitute3“forward3looking” statements3within3the3meaning3 of3the3Private3Securities3Litigation3Reform3Act3of31995.3Statements3made3in3connection3with3the3exch ange3 offer3proposed3by3CF3Industries3Holdings,3Inc.3referred3to3in3this3presentation3are3not3subject3to3t he3safe3 harbor3protections3provided3to3forward3looking3statements3under3the3Private3Securities3Litigation3Re form3 Act3of31995.33Forward3looking3statements3are3based3upon3assumptions3as3to3future3events3that3may3not 3 prove3to3be3accurate.3These3statements3are3not3guarantees3of3future3performance3and3involve3risks,3 uncertainties3and3assumptions3that3are3difficult3to3predict.3Actual3outcomes3and3results3may3differ3 materially3from3what3is3expressed3or3forecasted3in3these3forward3looking3statements.3As3a3result,3th ese3 statements3speak3only3as3of3the3date3they3were3made3and3Terra3undertakes3no3obligation3to3publicly3 update3or3revise3any3forward3looking3statements,3whether3as3a3result3of3new3information,3future3even ts3or3 otherwise,3except3as3otherwise3required3by3law.33Words3such3as3“expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” and3similar3expressions3are3used3to3identify3these3forward3looking3statements.3 These3include,3among3others,3statements3relating3to:3 3 changes3in3financial3markets,3 3 general3economic3conditions3within3the3agricultural3industry,3 3 competitive3factors3and3price3changes3(principally,3sales3prices of3nitrogen3and3methanol3products3 and3natural3gas3costs),3 3 changes3in3product3mix,3 3 changes3in3the3seasonality3of3demand3patterns,3 3 changes3in3weather3conditions,3 3 changes3in3environmental3and3other3government3regulation,3and 3 changes3in3agricultural3regulations. Additional3information3as3to3these3factors3can3be3found3in3Terra’s320083Annual3Report/103K,3in3the3s ections3 entitled3“Business,” “Legal3Proceedings,” and3“Management’s3Discussion3and3Analysis3of3Financial3 Condition3and3Results3of3Operations” and3in3the3Notes3to3the3consolidated3financial3statements. August 2009 1

Important3Additional3Information3 Important3information3and3where3to3find3it3 On3June326,32009,3Terra3filed3with3the3Securities3and3Exchange3Commission3(the3“SEC”)3a3revised3 preliminary3proxy3statement3in3connection3with3its320093Annual3Meeting,3which3is3available3free3of3 charge3at3the3SEC’s3website3at3www.sec.gov3and3Terra’s3website3at3www.terraindustries.com.3Terra3 plans3to3file3with3the3SEC3and3mail3to3its3shareholders3a3definitive3proxy3statement3in3connection3w ith3 its320093Annual3Meeting.3Investors3and3security3holders3are3urged3to3read3the3revised3preliminary3 proxy3statement,3which3is3available3now,3and3the3definitive3proxy3statement3relating3to3the320093 Annual3Meeting3and3any3other3relevant3documents3filed3with3the3SEC3when3they3become3available,3 because3they3will3contain3important3information. Investors3and3security3holders3may3obtain3a3free3 copy3of3the3definitive3proxy3statement3and3other3documents3(when available)3that3Terra3files3with3the3 SEC3at3the3SEC’s3website3at3www.sec.gov3and3Terra’s3website3at3www.terraindustries.com.3In3addition, 3 the3definitive3proxy3statement3and3other3documents3filed3by3Terra3with3the3SEC3may3be3obtained3from3 Terra3free3of3charge3by3directing3a3request3to3Terra3Industries3Inc.,3Attn:3Investor3Relations,3Terr a3 Industries3Inc.,36003Fourth3Street,3P.O.3Box36000,3Sioux3City,3IA35110236000. This3presentation3is3neither3an3offer3to3purchase3nor3the3solicitation3of3an3offer3to3sell3any3secur ities.3In3 response3to3the3exchange3offer3proposed3by3CF3Industries3Holdings,3Inc.3referred3to3in3this3 presentation,3Terra3has3filed3a3Solicitation/Recommendation3Statement3on3Schedule314D393with3the3 SEC.3Investors3and3security3holders3are3urged3to3read3the3Solicitation/Recommendation3Statement3on3 Schedule314D393because3it3contains3important3information. Investors3and3security3holders3may3obtain3 a3free3copy3of3the3Solicitation/Recommendation3Statement3on3Schedule314D393and3other3documents3 that3Terra3files3with3the3SEC3in3connection3with3the3exchange3offer3at3the3SEC’s3Web3site3at3 www.sec.gov3and3Terra’s3Web3site3at3www.terraindustries.com.3In3addition,3the3 Solicitation/Recommendation3Statement3on3Schedule314D393and3other3documents3filed3by3Terra3with3 the3SEC3in3connection3with3the3exchange3offer3may3be3obtained3from3Terra3free3of3charge3by3directing 3a3 request3to3Terra3Industries3Inc.,3Attn:3Investor3Relations,3Terra3Industries3Inc.,36003Fourth3Street ,3P.O.3 Box36000,3Sioux3City,3IA35110236000. August 2009 2

Important3Additional3Information3(cont’d) Certain3information3concerning3participants Terra,3its3directors,3executive3officers3and3certain3employees3specified3in3Annex3A3to3Terra’s3 revised3preliminary3proxy3statement3for3the320093Annual3Meeting, which3was3filed3with3the3 SEC3on3June326,32009,3are3participants3in3the3solicitation3of3Terra’s3security3holders3in3 connection3with3its320093Annual3Meeting.3Security3holders3may3obtain3information3regarding3 the3names,3affiliations3and3interests3of3such3individuals3in3Terra’s3Annual3Report3on3Form 103 K3for3the3year3ended3December 31, 2008,3which3was3filed3with3the3SEC3on3February327,320093 and3amended3on3April328,32009,3and3its3revised3preliminary3proxy statement3for3the320093 Annual3Meeting,3which3was3filed3with3the3SEC3on3June326,32009.3To3the3extent3holdings3of3 Terra3securities3have3changed3since3the3amounts3printed3in3the3revised3preliminary3proxy3 statement3for3the320093Annual3Meeting,3such3changes3have3been3or will3be3reflected3on3 Statements3of3Change3in3Ownership3on3Form343filed3with3the3SEC.3Additional3information3 regarding3the3interests3of3such3individuals3can3also3be3obtained from3the3revised3preliminary3 proxy3statement3relating3to3the320093Annual3Meeting,3which3is3available3now,3and3the3 definitive3proxy3statement3relating3to3the320093Annual3Meeting3when3it3is3filed3by3Terra3with3 the3SEC.3These3documents3(when3available)3may3be3obtained3free3of3charge3from3the3SEC’s3 Web3site3at3www.sec.gov3and3Terra’s3Web3site3at3www.terraindustries.com. August 2009 3

Terra is a strong investment proposition

- The leading pure play nitrogen producer with focus on more stable, higher margin products
- Well positioned to capture growth
- Strong nitrogen industry fundamentals
- Strong financial position
- Experienced management team with track record of delivering shareholder value
- Solid liquidity position
- Track record of using cash to add value

August 2009 4

The3leading3pure3play3nitrogen3company3with3focus3 on3more3stable,3higher3margin3products 20083product3mix3by3revenue 3 Leading3pure3play3producer3of3 Urea Other Ammonium3 4% 3% nitrogen3fertilizer Nitrate 11% 3 Serves3both3agriculture3and3more3 Ammonia333 Agricultural UAN stable3industrial3customers 15% 48% 3 Upgrades3significant3portion3of3 Ammonia333 ammonia3capacity3to3higher3value3 Industrial 19% added3products3 20083revenue:3$2,8913million 3 Focus3on3higher3margin3products3 20083customer3mix3by3revenue vs.3ammonia3and3urea 3 Facilities3ideally3located3to3take3 Industrial 29% advantage3of3low3cost3natural3gas3 and3favorable3transportation3costs3 Agricultural 71% 20083revenue:3$2,8913million Source: Terra3management.3 August 2009 5

Well3positioned3to3capture3growth3 Upgrading3enables3greater3growth3and3is3designed3to3add3value (thousands3of3short3tons) 4,333 3,340 775 280 350 968 Ammonia3 Saleable production product Ammonia Acids Urea Ammonium3nitrate UAN3(32%3basis) Terra3upgrades3a3significant3portion3of3its3ammonia3capacity3to3leverage3exposure3to3 faster3growing,3higher3margin3products Source: Terra3management.3 Notes: At3100%3capacity. Includes3additional3Woodward3UAN3capacity3(planned3by3end3of32010). Excludes3Trinidad3and3UK3joint3ventures. August 2009 6

Terra3is3exposed3to3advantaged3 geographies3and3feedstocks 3 65%3of3Terra’s3total3ammonia3 production3volume3is3located3inland3or3 in3gas3advantaged3regions 3 Terra’s3mid3continent3plants3have3 lower3transportation3costs 3 Terra3has3deliberately3located3its3core3 manufacturing3assets3away3from3the3 U.S.3Gulf3Coast,3where3import3 competition3is3most3severe United3Kingdom3 Trinidad3and3Tobago Terra3Production Note: Shaded3states3indicate3Cornbelt.3 Terra’s3production3is3ideally3situated3to3serve3the3Cornbelt August 2009 7

Well3positioned3to3capture3growth3 Increased3exposure3to3UAN Indexed3North3America3Urea3&3UAN3Volume3(20033=3100) (consumption3+3exports)3 3 Expanding3Woodward3facility3 170 UAN3capacity3from3300,0003 160 tons3to3825,0003tons 150 3 Positions3Terra3to3take3 advantage3of3continued3 140 growth3in3UAN 130 3 UAN3is3the3fastest3growing3 nitrogen3sub3sector3in3North3 120 America 110 3 Terra3Environmental3 100 Technologies3is3focused3on3 liquid3urea3sales3into3the3 90 fast3growing3environmental3 80 sector 2003 2005 2007 2009E 2011E 2013E 2015E UAN Urea Source: Fertecon.3 August 2009 8

Well3positioned3to3capture3growth3 UAN3commands3a3premium3 Price3differentials:3UAN3vs.3Ammonia $0.18 $0.16 $0.14 $0.12 $0.10 $0.08 $0.06 Price3differential3per3pound3N $0.04 $0.02 — 2003 2004 2005 2006 2007 2008 2009E 2010E 2011E 2012E 2013E 2014E 2015E UAN3/3Ammonia3price3differential UAN3margin3contribution3is3higher3than3that3of3ammonia Source: Blue,3Johnson3&3Associates.3 August 2009 9

UAN3provides3significant3advantages3to3growers UAN3delivers3economic3benefits3over3ammonia.3Why? 3 Efficiency: 3 Protects3yields3through3flexible3application 3 UAN3can3be3mixed3with3other3crop3inputs3(e.g.3pesticides,3herbicides)3 so3the3farmer3can3make3one3pass3through3the3field 3 Up3to31,5003acres/day3of3UAN3can3be3applied,3whereas3ammonia3is3 limited3to3~20033003acres/day 3 Ammonia3equipment3is3capital3intensive 3 Ammonia3freight/handling3costs3will3continue3to3increase 3 Field3Application: 3 Ammonia3must3be3injected3into3the3ground;3farmers3must3use3 specialized3equipment3and3can3apply3only3when3soil3conditions3are3 optimal3(dry) 3 UAN3is3non3hazardous3and3can3be3sprayed3directly3on3the3ground 3 Safety: 3 Ammonia3is3a3hazardous3product3that3must3be3shipped3in3specialized3 barges/railcars/trucks 3 UAN3is3much3safer3and3easier3to3handle August 2009 10

Strong3nitrogen3industry3fundamentals3 Agricultural3business3is3projected3to3grow3over3the3next3103years 3 Nitrogen3is3required3each3year3to3fertilize3crops,3unlike3phosphate3and3potash,3whose3 application3can3be3discretionary3 Planted3acres3of3corn (acres3in3millions) 94.0 92.0 90.5 90.0 90.0 89.0 88.0 85.9 86.0 85.0 Planted3acres3(millions) 84.0 82.0 80.0 2008/09 2009/10 2010/11 2014/15 2018/19 Nitrogen3consumption3is3expected3to3be3robust,3driven3by3 planted3acres3of3corn Source: USDA. August 2009 11

Foreign3per3capita3grain3consumption3shows3 accelerated3growth 635 Actual Trend 630 625 620 Pounds 615 610 There3was3a3big3increase3in3wheat3for3feed3in32008309 605 600 1995 1997 1999 2001 2003 2005 2007 2009 2011 2013 2015 Source:3Doane,3Outlook32009 August 2009 12

Outlook3for3farm3income 3 Crop3prices3generally3rising3in3recent3 Farm3incomes3remain3strong3by3 weeks,3due3to320093production3potential historical3standards. 3 Soybean3prices3have3also3been3boosted3 by3strong3exports3and3tightening3stocks Net3Cash3Farm3Income $105 3 Livestock3cash3receipts3will3be3down3this3 year3due3to3lower3prices3for3milk,3hogs3 $95 and3cattle 3 Crop3cash3receipts3will3be3down3by3about3 $85 $103billion3as3a3result3of3lower3prices3 (Billions) $75 compared3to3the3very3strong3prices3 recorded3in32008 $65 3 Cash3production3expenses3likely3to3be3 down3by3about3$83billion3due3to3lower3 $55 costs3for3feed,3fuel3and3fertilizer;3costs3 $45 for3almost3all3other3production3inputs3 1993 1995 1997 1999 2001 2003 2005 2007 2009* will3be3up 3 Net3cash3farm3income3falls3from3the3 The3average3size3of3a3U.S.3farm3is3 record3high3of3around3$933billion3in320083 4183acres. to3about3$813billion3in32009 Source:3Doane,3USDA August 2009 13

Strong3nitrogen3industry3fundamentals Stable3margin3industrial3and3growing3environmental3businesses Industrial3Chemicals Environmental3Technologies 3 Leading3North3American3 3 Leader3in3NOx3abatement3 producer3of3ammonia3and3 reagents derivatives,3such3as: 3 The3leading3North3American3 3 Ammonium3nitrate3as3a3 diesel3exhaust3fluid3(DEF)3 blasting3product3for3mining3 producer applications 3 Dedicated3DEF3production3 3 Nitric3acid3as3a3raw3 capacity material3for3nylon3fibers,3 polyurethane3foams,3 3 Dedicated3technical3team specialty3fibers,3and3other3 3 Full3supply3chain3oversight nitrogen3products Growth3driven3by3increased3 Stable3margin3business emission3reduction3requirements August 2009 14

Projected3DEF3volumes3are3encouraging DEF3Volumes3201032018 3.5 436%3 3.0 Dosing3 Rate 335%3 2.5 Dosing3 2.0 Rate (in3millions) 1.5 1.0 Short3ton3equivalent3of3urea3granules 0.5 0.0 2010 2011 2012 2013 2014 2015 2018 Source:3Terra3management. Based3on3diesel3gallons3consumed. August 2009 15

Ammonia3imports3important3for3 U.S.3nitrogen3supply World3Ammonia3Imports32008 Total:318.43million3tonnes S.3Korea Belgium France India Turkey Taiwan Germany Netherlands Finland United3 States Others Source:3Fertecon,3Ammonia3Outlook3200935 August 2009 16

Urea3pricing3at3low3levels3for3 Eastern3Europe3producers Average3Urea3Prices3and3FSU3Supply3Costs3in32008/2009 $/tonne fob3Yuzhnyy 800 Price 700 Ukraine3Cost 600 Russia3Cost 500 400 300 200 100 0 J F M A M J J A S O N D J F M A M J 2008 2009 Source:3Fertecon,3Urea3Outlook3200932 August 2009 17

Fertilizer3import3volumes Nitrogen3import3volumes3for3the32008/20093fertilizer3year3 are3down3significantly. 7,000 6,000 5,000 4,000 ‘0003Tonnes 3,000 2,000 1,000 0 Ammonia UAN Urea 2004/05 2005/06 2006/07 2007/08 2008/09 Source:3Blue3Johnson August 2009 18

Improved3outlook3for3remainder3of32009 Terra is well-positioned to benefit from positive fundamental drivers in the 2009 second half. 3 We3start3with: 3$13billion3of3cash3and3 Substantial3cash3position3provides3flexibility3to3pursue3opportunities3 deposits that3support3our3strategy3and3enhance3shareholder3return. 3 Reasonable3product3 Terra3has3the3flexibility3to3curtail/idle3production3to3meet3market3 inventories3 demand,3and3has3actively3done3so3over3the3past3six3months. 3 Strong3TET3sales3into3 industrial3and3environmental3 Stable3platform3for3continued3counter3cyclical3growth. sectors 3 Lower3tax3rate3(30332%) Reflects3effective3execution3of3tax3strategy. 3 In3H2/093we3expect: USDA3estimates3873million3acres3of3corn3planted3in3spring3’09,3and3 3 Healthy3N3fertilizer3demand much3of3the3N3to3fertilize3this3crop3came3out3of3the3supply3chain.3 3 Strengthening3nitrogen3 Customers3expected3to3refill3depleted3supplies. selling3prices If3the32009/20103fertilizer3season3progresses3typically,3nitrogen3 selling3prices3should3gradually3strengthen. 3 Continued3moderate3natural3 Prices3affected3by3ample3supplies3and3continued3weak3industrial3 gas3costs demand3for3gas. 3 Still3a3question:3When3will3 Anticipate3demand3recovery3as3the3global3economy3begins3to3 industrial3demand3rebound? recover. August 2009 19

Strong3financial3position Track3record3of3financial3performance Total3revenue3 EBITDA ($3in3millions) ($3in3millions) 7% : 3 4 % G R 3 2 2 A $964 R : 8 3 C A G ’ 0 C 4 3— ’ 0 83 $2,891 ’ 0 ’ 0 43 $1,295 $204 2004 2008 2004 2008 Source: Terra3management.3Figures3as3reported.3 Note: See3EBITDA3reconciliation3to3net3income3on3Slide329and GAAP3Reconciliation3Disclosure3on3Slide328. August 2009 20

Experienced3management3team3with3track3record3of33 actively3delivering3shareholder3value Track record of creating Total3shareholder3return shareholder value through: 1,900 3 Increasing3upgrading3capacity3at3 1,700 existing3facilities 3 Expanding3business3lines3that3 1,500 generate3predictable3 margins/decrease3volatility3in3 1,300 business3model: 3 Terra3Environmental3Technologies 1,100 3 Yazoo3City3modifications/Orica3 agreement 900 3 Deepwater3terminals Indexed3Price 790% 3 Divesting3non3core3assets 700 3 Blytheville3terminal 439% 500 3 Beaumont3methanol 3 Proven3ability3to3execute3external3 300 growth3opportunities: 3 Mississippi3Chemical3acquisition 100 3 UK3joint3venture3with3Kemira 3 ICI3UK3acquisition 13Jan304 233May305 133Oct306 63Mar308 283Jul309 Terra3Industries3Inc. North3American3Fertilizers 3 Agriculture,3Minerals3&3Chemical3 (AMC)3acquisition Source: Factset.3 Note: Dividends3included3on3ex3date.33 North3American3Fertilizer3index3is3market3cap3weighted3and3 includes3Agrium,3CF3Industries,3Mosaic,3Intrepid3Potash3and3 PotashCorp.3 August 2009 21

Solid3liquidity3position Financial3objectives Liquidity3position3(06/30/09) ($3in3millions) 3 Pursue3a3disciplined3capital3 3 No3illiquid3or3auction3rate3securities program,3focused3on: 3 Improving3efficiency $192 $1,166 3 Reducing3costs $974 3 Continuously3focus3on3low3cost3 production 3 Generate3significant3cash3flow3 over3the3cycle 3 Ensure3adequate3liquidity3through3 the3cycle 3 Strong3balance3sheet3in3a3credit3 (1) Cash,3net3of Revolver3 Total3liquidity3 constrained3market customer availability3 prepayments Source:Terra3management.3 (1) Net3of3$8.03million3L/Cs. August 2009 22

Track3record3of3using3cash3to3add3value Recent3and3future3initiatives Capital3allocations 200432008 3 Woodward3UAN3capacity3expansion 3 Improves3long3term3earnings Capital3 Working3capital expenditures,3 17% 3 Expanded/extended3share3buyback net3of3asset3 At3June330,32009,37.43million3shares3 sale3proceeds 3 30% remained3available3under3the312.83 Acquisitions million3share3buyback3program 6% 3 Restart3idled3Donaldsonville3facility Debt3 3 Instituted3quarterly310¢ common3 repayments share3dividend 10% 3 Potential3opportunities: Dividends3 3 Continue3to3evaluate3projects3to3 (preferred3&3 increase3upgrading3capacity3at3 Stock3 common) repurchases additional3Terra3facilities 6% 31% 3 Continue3to3invest3in3efficiency 3 Always3open3to3acquisition3 opportunities3consistent3with3our3 strategy Source:Terra3management.3 August 2009 23

Terra’s3strategy3is3right3for3the3current3 environment3and3for3potential3future3cycles Terra’s3strategy3for3managing3the3current3environment 3 Manage3production3to3meet3demand,3control3inventories 3 Leverage3advantageous3gas3pricing3in3energy3markets 3 Use3cash3reserves3to3reinvest3in3the3Company3through3capital3projects3and/or3 strategic3opportunities Why3we’re3optimistic 3 Farm3incomes3are3projected3to3remain3strong 3 Agriculture3fundamentals3remain3positive 3 Global3population3and3demand3for3more3protein3continues3to3grow 3 Global3grain3inventories3are3low 3 Terra’s3industrial3business3focuses3on3mining,3power3generation3and3government3 mandated3emissions3reduction,3so3is3somewhat3insulated3from3effects3of3an3economic3 slowdown 3 Competitors3are3now3even3less3likely3to3build3new3capacity3due3to3uncertain3economic3 outlook3and3significant3differential3between3cost3to3buy3vs.3build 3 Terra3is3well3positioned3throughout3industry3cycles: 3 North3American3assets3have3competitive3advantages3in3natural3gas and3freight3costs 3 Terra3is3financially3solid 3 Management3has3successfully3navigated3the3Company3through3previous3cycles August 2009 24

Terra will deliver value for its shareholders

- Pure play focus on nitrogen products
- Product mix oriented to the growth trends in upgraded products for agricultural and industrial businesses
- Environmental Technologies business, which is uniquely positioned for revenue and margin growth
- Sufficient scale to efficiency manage supply in the context of demand fluctuations
- Diverse customer and business mix without significant customer or business concentrations
- Geographic asset diversification and lower transportation costs to end-users
- Strong balance sheet with cash reserves

August 2009

Terra

25

Conclusion: Terra is a strong investment proposition

- The leading pure play nitrogen producer with focus on more stable, higher margin products
- Track record of using cash to add value
- Well positioned to capture growth
- Solid liquidity position
- Strong nitrogen industry fundamentals
- Experienced management team with track record of delivering shareholder value
- Strong financial position

August 2009 26

Supplying3Industry Cleaning3the3Air Feeding3the3World Terra3Industries3Inc. Questions3&3Answers

GAAP3Reconciliation3Disclosure 3 Terra3prepares3its3financial3statements3in3conformity3with3accounting3 principles3generally3accepted3in3the3United3States3of3America3 (“GAAP”).33However,3management3believes3that3certain3non3GAAP3 financial3measures3used3to3manage3Terra’s3business3that3fall3within3 the3meaning3of3Regulation3G3(Disclosure3of3Non3GAAP3Financial3 Measures)3of3the3SEC3may3provide3users3of3the3financial3information3 with3additional3meaningful3information. 3 Terra3has3provided3EBITDA3and3adjusted3nitrogen3earnings,3which3are3 non3GAAP3financial3measures.33Terra’s3management3evaluates3it3 business3and3makes3certain3operating3decisions3using3these3adjusted3 numbers. 3 A3reconciliation3between3GAAP3and3the3non3GAAP3measure3is3 provided.33These3non3GAAP3measures3should3not3be3considered3a3 substitute3for3GAAP3measures. August 2009 28

EBITDA3Reconciliation Terra3Industries ($3in3millions) 2004 2008 Net3income3(loss)3from3continuing3operations $66 $633 (+)3Income3tax3provision3(benefit (0) 240 (3)3Interest3income (3) (23) (+)3Interest3expense 53 27 (+)3Depreciation3and3amortization 89 88 EBITDA $204 $964 Source: Terra3management.3 August 2009 29